7 August 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 256,000 Reed Elsevier PLC ordinary shares at a price of 939.6242p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 125,618,135 ordinary shares in treasury, and has 1,143,922,384 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 26,171,301 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 148,000 Reed Elsevier NV ordinary shares at a price of €16.5516 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 76,045,194 ordinary shares in treasury, and has 660,410,418 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 15,150,001 shares.